
02006324

SECURI[...]MISSION
Washington, D.C. [...]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAY 28 2002 WASH. D.C. 152 PROCESSING SECTION

SEC FILE NUMBER
8-44214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, 17th Floor
(No. and Street)

Chicago Illinois 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas S. Karlson (312) 602-6716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon and Company
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane, Hinsdale, Illinois 60521
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas S. Karlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Century Capital Group, Inc., as of May 23, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
TERESA A DUKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/19/05

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- XX (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ®

Century Capital Group

Niederhoffer-Henkel
Vine Street Partners

May 23, 2002

Mr. Kenneth L. Todd
Associate Examiner
NASD Regulation, Inc.
District 8
55 West Monroe Street, Suite 2700
Chicago, IL 60603-5001

Re: Firm CRD No. 29294

Dear Mr. Todd:

This letter is in response to your letter dated May 20, 2002, which noted certain deficiencies with the December 31, 2001 year-end filings Century Capital Group, Inc. (VineStreet Partners, Inc.) submitted to the NASD.

In an effort to address these issues, I have attached the following:

1. Supplemental information which addresses differences between the Focus and Audit reports. On May 31, 2001, we submitted supplemental information to Elizabeth Page regarding our 2000 year-end filing explaining the differences between the Focus and Audit reports resulting from a $3,100 reversal of an accrual relating to telephone expense. This same factor also impacts the 2001 numbers as the audit adjustment was made in 2000 and the internal adjustment was a 2001 entry. In addition, there is a $12,578 difference in the Total Assets resulting from Other Taxes Payable being treated as an Intercompany Receivable. Additionally, the difference in Net Capital relates solely to the treatment of Other Taxes Payable ($12,578) and the 2% Money Market Fund Deduction ($22,230).

2. A new completed Part III Facing Page.

Please call if you have questions or need further information.

Sincerely,



Thomas S. Karlson
Vice President

TSK:td
Enclosure

Cc: Mr. Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60606

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Balance Sheet Reconciliation (12/31/01)	Focus	Audit	Difference	Explanation
Cash	$ 1,111,509	$ 1,111,509	$ -	
Net Property & Equipment	161,778	161,778	0	
Other Assets:				
Accounts Receivable	7,000	7,000	0	
Client Disbursements	22,797	22,797	0	
Intercompany Receivable	115,148	102,570	(12,578)	$12,578 Other Taxes Payable treated as Intercompany Receivable
NASD Warrants	3,300	3,300	0	
Prepaid Insurance	36,017	36,017	0	
Security Deposit	10,306	10,306	0	
Total Other Assets	194,568	181,990		
Total Assets	$ 1,467,855	$ 1,455,277	$ (12,578)	$12,578 Other Taxes Payable treated as Intercompany Receivable
Accounts Payable	$ 16,589	$ 16,589	$ -	
Accrued Expenses	110,666	110,666	-	
CBIZ - Mgmt (insurance)	-	0	-	
CBIZ Mgmt - Fed Taxes	-	0	-	
CBIZ Mgmt - State Taxes	-	0	-	
Total A/P accrued liab., expenses and other	$ 127,255	$ 127,255	$ -	
Capital Stock	747,470	446,000	(301,470)	
Additional Paid-in Capital	-	-	-	
Retained Earnings	580,551	882,022	301,471	
Total Equity	1,328,021	1,328,022	1	Rounding
Total Liabilities & Stockholder's Equity	$ 1,455,276	$ 1,455,277	(1)	Rounding

Income Statement Reconciliation (12/31/01)	Focus	Audit	Difference	Explanation
Advisory Assignments/Other Revenue	$ 1,237,695	$ 1,237,695	$ -	
Salaries and Other Employment Costs for general partners & voting stockholder officers	-	-	-	
Other Employee Compensation and Benefits	1,031,569	1,031,569	-	
Regulatory Fees & Expenses	9,469	9,469	-	
Other Expenses	527,096	530,196	3,100	Reversal of accrued telephone expense
Total Expenses	$ 1,568,134	$ 1,571,234	3,100	See Above
Income Before Taxes	$ (330,439)	$ (333,539)	(3,100)	See Above
Provision for Federal Income Taxes	132,176	132,176	-	
Net Income	$ (198,263)	$ (201,363)	(3,100)	See Above

FOCUS/Audit Reconciliation

Net Capital Reconciliation (12/31/01)	*Focus*	*Audit*	*Difference*	*Explanation*
Owner's Equity	$ 1,328,021.00	$ 1,328,022.00	$ (1.00)	Rounding
Non-allowable Assets:				
Cash not eligible for inclusion	-	-		
Net Furniture and Fixtures	(161,778.00)	(161,778.00)		
Accounts Receivable	(7,000.00)	(7,000.00)		
Client Disbursements	(22,797.00)	(22,797.00)		
Security Deposit	(10,306.00)	(10,306.00)		
Prepaid Insurance	(36,017.00)	(36,017.00)		
NASD Warrants	(3,300.00)	(3,300.00)		
Intercompany Receivables	(115,148.00)	(102,570.00)		
2% Money Market Fund Deduction	(22,230.00)	-		
NET CAPITAL	$ 949,445.00	$ 984,254.00		